UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 7)

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G1933S101

(CUSIP Number)

Wei-Wu He Ph.D.

Emerging Technology Partners LLC

ETP Global Fund L.P.

ETP BioHealth III Fund, L.P.

Huiying Memorial Foundation

4919 Rebel Ridge Dr.

Sugar Land, TX 77478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. G1933S101

1	NAME OF REPORTING PERSON

ETP Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

753,234
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

753,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

753,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.65%
14	TYPE OF REPORTING PERSON

PN

 CUSIP NO. G1933S101

1	NAME OF REPORTING PERSON

EMERGING TECHNOLOGY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,097,341
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,097,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,097,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.24%
14	TYPE OF REPORTING PERSON

OO

 CUSIP NO. G1933S101

1	NAME OF REPORTING PERSON

ETP BIOHEALTH III FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

300,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.25%
14	TYPE OF REPORTING PERSON

PN

 CUSIP NO. G1933S101

1	NAME OF REPORTING PERSON

HUIYING MEMORIAL FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

50,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.38%
14	TYPE OF REPORTING PERSON

CO

 CUSIP NO. G1933S101

1	NAME OF REPORTING PERSON

WEI-WU HE, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

OO
4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,690,550 (1)
	8	SHARED VOTING POWER

1,147,341 (2)
	9	SOLE DISPOSITIVE POWER

1,690,550 (1)
	10	SHARED DISPOSITIVE POWER

1,147,341 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,837,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.75%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 1,045,999 shares issuable upon the exercise of options.

(2) Includes the 50,000 shares reported by Huiying Memorial Foundation, a 501(c)(3) private family foundation. Although the Board of Trustees of Huiying Memorial Foundation consists of the three members, including the Reporting Person and a family member of the Reporting Person, and the Reporting Person is an officer of the Huiying Memorial Foundation, the Reporting Person does not participate in the investment decisions of the Foundation with respect to the Issuer’s shares. Reporting Person disclaims beneficial ownership of Huiying Memorial Foundation’s shares of Issuer. The inclusion of the 50,000 shares is not an admission that the Reporting Person is the beneficial owner of such shares for any purpose.

This Amendment No. 7 (the “Amendment No. 7”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on January 12, 2018 (the “Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed on April 4, 2018 (the “Amendment No. 1”), Amendment No. 2 filed with the SEC on March 24, 2020 (the “Amendment No. 2”), Amendment No. 3 filed with the SEC on July 29, 2020 (the “Amendment No. 3”), Amendment No. 4 filed with the SEC on February 3, 2021 (the “Amendment No. 4”) , Amendment No 5 filed with the SEC on November 23, 2021 (the “Amendment No. 5”) and Amendment No, 6 filed with the SEC on June 21, 2022 (the “Amendment No. 6” together with Amendments No. 1,2,3,4,5 and 6, collectively, the “Amendments”). The Schedule 13D and the Amendments were filed by ETP Global Fund L.P., a Delaware limited partnership (“ETP Global”), ETP BioHealth III Fund, L.P., a Delaware limited partnership (“ETP BioHealth”), Emerging Technology Partners, LLC, a Delaware limited liability company (“ETP”), as the general partner of ETP Global and ETP BioHealth, and Wei-Wu He, Ph.D., as founder and managing partner of each of ETP, ETP Global and ETP BioHealth. Each of the foregoing, as well as Huiying Memorial Foundation, a 501(c)(3) private family foundation (the “Foundation”), is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D and the Amendments were filed with respect to the shares of common stock, $.01 par value per share of CASI Pharmaceuticals, Inc., a Delaware corporation (“CASI DE”). CASI Pharmaceuticals, Inc. (formerly known as CASI Pharmaceuticals Holdings, Inc., the “Issuer”), an exempted company incorporated under the laws of Cayman Islands, is the successor issuer pursuant to Rule 12g-3 under the Exchange Act to CASI DE after certain redomicile merger (the “Redomicile Merger”), and the Schedule 13D now relates to the Issuer’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). Except as amended hereby and by the Amendments, the disclosure in the Schedule 13D remains in effect.

Items 1, 3, 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares of the Issuer. The address of the principal executive offices of the Issuer is Rm 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. On June 1, 2022, CASI DE effected a 1-for-10 reverse stock split. The numbers of Shares in this Amendment No. 7 reflected such reverse stock split and the Redomicile Merger.

Item 3.

Source and Amount of Funds

On April 27, 2021, the board of directors of CASI DE granted Dr. Wei-Wu He certain performance options for 4,000,000 Ordinary Shares at the exercise price of $1.73 (reflecting the 10-for-1 reverse stock split ), conditional upon CASI DE’s meeting specific product sales milestones. The grant was approved by CASI DE’s stockholders on June 15, 2021.

On June 1, 2022, CASI DE subsequently completed a 10-for-1 reverse stock split.

Certain warrants held by the ETP Global, pursuant to which 123,456 Ordinary Shares of the Issuer were issuable, expired in March 2023 without being exercised.

On April 14, 2023, the compensation committee of the board of directors of the Issuer confirmed that the performance conditions for the Issuer’s first product sales milestone were met and Dr. Wei-Wu He’s performance options for 100,000 Ordinary Shares vested.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 7 to Schedule 13D to report the vesting of 100,000 shares of Dr. Wei Wu He’s performance option on April 14, 2023.

The information set forth in Item 5 below is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 13,321,507 Ordinary Shares outstanding as of April 14, 2023, and in the denominator of the computation the number of Ordinary Shares issuable upon the exercise of options held by each beneficial owner.

A.	ETP Global

(a)	As of the close of business on April 14, 2023, ETP Global beneficially owned 753,234 Ordinary Shares.

Percentage: Approximately 5.65%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  753,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 753,234

(c)	ETP Global has not entered into any transactions in the shares during the past 60 days.

B.	ETP

(a)	ETP, as the general partner of ETP Global and ETP BioHealth, may be deemed the beneficial owner of the 1,097,341 Ordinary Shares. In addition, ETP is the direct beneficial owner of 44,107 Ordinary Shares.

Percentage: Approximately 8.24%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,097,341

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,097,341

(c)	ETP has not entered into any transactions in the shares during the past 60 days.

C.	ETP BioHealth

(a)	As of the close of business on April 14, 2023, ETP BioHealth beneficially owned 300,000 Ordinary Shares.

Percentage: Approximately 2.25%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	ETP BioHealth has not entered into any transactions in the shares during the past 60 days.

D.	Foundation

(a)	As of the close of business on April 14, 2023, the Foundation beneficially owned 50,000 Ordinary Shares.

Percentage: Approximately 0.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  50,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,000

(c)	The Foundation has not entered into any transactions in the shares during the past 60 days.

E.	Wei-Wu He, Ph.D.

(a)	Dr. He may be deemed the beneficial owner of 1,690,550 Ordinary Shares, including 1,045,999 Ordinary Shares issuable upon the exercise of stock options within 60 days hereof. In addition, as founder and managing partner of each of ETP, ETP Global and ETP BioHealth, and as a founder, officer and member of the Board of Trustees of the Foundation, Dr. He may be deemed the indirect beneficial owner of the 1,147,341 Ordinary Shares owned by ETP, ETP Global, ETP BioHealth and the Foundation.

Percentage: Approximately 19.75%

(b)	1. Sole power to vote or direct vote: 1,690,550
2. Shared power to vote or direct vote:  1,147,341
3. Sole power to dispose or direct the disposition:  1,690,550
4. Shared power to dispose or direct the disposition: 1,147,341

(c)	On April 14, 2023, the compensation committee of the board of directors of the Issuer confirmed that Dr. Wei-Wu He’s performance options for 100,000 Ordinary Shares vested.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1 Joint Filing Agreement by and among ETP Global Fund LP, Emerging Technology Partners LLC, ETP BioHealth III Fund, LP and Wei-Wu He, Ph.D. dated April 18, 2023

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2023

ETP GLOBAL FUND L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

EMERGING TECHNOLOGY PARTNERS, LLC

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

ETP BIOHEALTH III FUND , L.P.

By: EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

HUIYING MEMORIAL FOUNDATION

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	President

/s/ Wei-Wu He, Ph.D.
Wei-Wu He, Ph.D.